                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                       Ground Round Restaurants, Inc.
                       ------------------------------
                              (Name of Issuer)

                 Common Stock ($0.16-2/3 par value per share)
                 --------------------------------------------
                       (Title of Class of Securities)

                                460200-10-8
                                -----------
                               (CUSIP Number)

                   Dennis J. Shaughnessy, Managing Director
                        Grotech Capital Group IV, LLC
                              9690 Deereco Road
                           Timonium, Maryland 21093
                                (410) 560-2000
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          (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               February 21, 1997
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

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    Check the following box if a fee is being paid with this statement: / /

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                               Page 1 of 13 Pages
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CUSIP No. 460200-10-8                                       Page 2 of 13 Pages
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(1) NAME OF REPORTING PERSON:  Grotech Capital Group IV,LLC

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  52-2004737
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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  /X/
                                                                   (b)  / /
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(3) SEC USE ONLY

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(4) SOURCE OF FUNDS*
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    WC of Grotech Partners IV, L.P.
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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         / /
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(6) CITIZENSHIP OR PLACE OF ORGANIZATION

    Maryland
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                   (7) SOLE VOTING POWER
 NUMBER OF             None
  SHARES       ---------------------------------------------------------------
BENEFICIALLY       (8) SHARED VOTING POWER
  OWNED BY             None
   EACH        ---------------------------------------------------------------
 REPORTING         (9) SOLE DISPOSITIVE POWER
  PERSON               None
   WITH        ---------------------------------------------------------------
                  (10) SHARED DISPOSITIVE POWER
                       None
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   (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None
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   (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* / /

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   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
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   (14) TYPE OF REPORTING PERSON*
        OO (limited liability company)
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                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 460200-10-8                                       Page 3 of 13 Pages
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(1) NAME OF REPORTING PERSON:  Grotech Partners IV, L.P.

    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 52-1846258
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(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                   (b) / /
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(3) SEC USE ONLY

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(4) SOURCE OF FUNDS*

    WC
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(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

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(6) CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                   (7) SOLE VOTING POWER
 NUMBER OF             None
  SHARES       ---------------------------------------------------------------
BENEFICIALLY       (8) SHARED VOTING POWER
  OWNED BY             None
   EACH        ---------------------------------------------------------------
 REPORTING         (9) SOLE DISPOSITIVE POWER
  PERSON               None
   WITH        ---------------------------------------------------------------
                  (10) SHARED DISPOSITIVE POWER
                       None
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   (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None
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   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*   / /
------------------------------------------------------------------------------
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        None
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   (14) TYPE OF REPORTING PERSON*
        PN
------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

    ITEM 1. SECURITY AND ISSUER

    This Statement relates to the common stock, par value $0.16-2/3 per share ("Common Stock"), of Ground Round Restaurants, Inc., a New York corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 35 Braintree Office Hill Park, Braintree, Massachusetts 02184-9078.

    This Statement is being filed on behalf of Grotech Capital Group IV, LLC ("GCG") and Grotech Partners IV, L.P. ("Grotech IV"). GCG and Grotech IV are hereinafter collectively referred to as the "Reporting Entities".

    ITEM 2. IDENTITY AND BACKGROUND

    GCG, a Maryland limited liability company, which has its principal executive offices at 9690 Deereco Road, Timonium, Maryland 21093, was formed to act as a partner and/or member in one or more investment partnerships and/or limited liability companies. GCG has full and sole authority to manage and direct the investments of Grotech IV. The following persons are directors of GCG and hold the office(s) set forth after their respective names: Frank
A. Adams, President, Dennis J. Shaughnessy, Managing Director, Hugh A. Woltzen, Managing Director, and Stuart D. Frankel, Managing Director and Secretary.

    GCG is the general partner of Grotech IV, a limited partnership organized in 1994 under the laws of the State of Delaware, which has its principal executive offices at 9690 Deereco Road, Timonium, Maryland 21093. Grotech IV is a venture capital fund organized for the purpose of investing in the equity and equity-oriented securities of portfolio companies.

    None of the Reporting Entities, and to best of their knowledge, none of their respective directors and executive officers set forth herein has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws.

    ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Pursuant to a letter agreement, dated February 21, 1997 (the "Letter Agreement"), U.S. Industries, Inc. ("USI") granted to GCG, or an affiliate, the irrevocable option (the "Option") to purchase, at any time prior to Noon, March 24, 1997, 3,632,100 shares of Common Stock (the "Shares") at the per share price of $1.75. GCG paid to USI $50,000 (the "Option Fee") for the Option.

    On February 28, 1997, GCG notified USI that it does not intend to exercise the Option, and considers the Option terminated.

                             Page 4 of 13 Pages

    ITEM 4. PURPOSE OF TRANSACTION

    The information set forth in the response to Item 3 above is incorporated herein by reference.

    On February 24, 1997, Grotech IV and the Issuer entered into a non-binding (except for the obligation of the Issuer, among other things, to reimburse Grotech IV for the Option Fee and other transaction costs) letter of intent (the "Letter of Intent"), relating to the issuance by the Issuer of up to $10 Million in principal amount of its 12% Subordinated Debentures (the "Debentures") and detached warrants to acquire, in the aggregate, up to 3,000,000 shares of its Common Stock.

    On February 28, 1997, Grotech IV notified the Issuer that it has determined not to continue further with the proposed transaction described in the Letter of Intent, and has requested reimbursement for the Option Fee, and will provide the Issuer with invoices for other transaction costs, which in the aggregate, are not material in amount to the Issuer.

    Except as set forth above, neither of the Reporting Entities has, as of the date hereof, any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing the Common Stock to become delisted from NASDAQ; (i) causing the Common Stock to become eligible for deregistration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Notwithstanding anything to the contrary contained herein, the Reporting Entities reserve the right to change their present intentions with respect to the matters described in this paragraph.

    ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    The response to Item 3 is incorporated herein by reference. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and as the result of obtaining the Option, GCG was deemed to beneficially own 3,632,100 shares of Common Stock upon the grant of the Option, which constituted approximately 32.5% of the 11,173,421 shares of Common Stock reported to be outstanding by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 1996.

    As a result of GCG's termination of the Option, GCG currently beneficially owns no shares of Common Stock.

                             Page 5 of 13 Pages

    Except as set forth above, none of the Reporting Entities has effected any transactions in the Common Stock during the past 60 days.

    ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    The information set forth in the responses to Items 3 and 4 above is incorporated herein by reference.

    ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 1--Joint Filing Agreement

    Exhibit 2--Letter agreement, dated February 21, 1997, by and between USI and GCG.

                {remainder of page intentionally left blank}











                            Page 6 of 13 Pages
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

    Dated: February 28, 1997

                         GROTECH CAPITAL GROUP IV, LLC

    By:  /s/     Dennis J. Shaughnessy
        ------------------------------------
                 Dennis J. Shaughnessy
                 Managing Director


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

    Dated: February 28, 1997

                           GROTECH PARTNERS IV, L.P.

    By: Grotech Capital Group IV, LLC, General Partner

    By:  /s/     Dennis J. Shaughnessy
        ------------------------------------
                 Dennis J. Shaughnessy
                 Managing Director

                                 EXHIBIT INDEX

Exhibit 1:      Joint Filing Agreement.

Exhibit 2: Letter agreement, dated February 21, 1997, by and between U.S. Industries, Inc. and Grotech Capital Group IV, LLC.





                             Page 9 of 13 Pages

                                   EXHIBIT 1

                             JOINT FILING AGREEMENT

    The undersigned each hereby agrees that the Schedule 13D to which this Joint Filing Agreement is an Exhibit herewith and any amendments thereto relating to the acquisition of shares of common stock, par value $0.16-2/3 per share, of Ground Round Restaurants, Inc., a New York corporation, is filed jointly on behalf of each such entity.

    GROTECH CAPITAL GROUP IV, LLC February 28, 1997

    By:  /s/     Dennis J. Shaughnessy
        -----------------------------------
                 Dennis J. Shaughnessy
                 Managing Director

    GROTECH PARTNERS IV, L.P., February 28, 1997

    By: Grotech Capital Group IV, LLC, General Partner

    By:  /s/     Dennis J. Shaughnessy
        -----------------------------------
                 Dennis J. Shaughnessy
                 Managing Director

                                   EXHIBIT 2

                                                        February 21, 1997

Mr. Dennis J. Shaughnessy
Grotech Capital Group IV, LLC
9690 Deereco Road
Timonium, Maryland 21093

Dear Mr. Shaughnessy:

    We understand that Grotech Capital Group IV, LLC, or an affiliate ("Grotech") is presently contemplating making an investment in debt or equity securities of Ground Round Restaurants, Inc. ("Ground Round"), which investment could include the purchase of some or all of the 3,632,100 shares of Ground Round common stock (the "USI Shares") beneficially owned by U.S. Industries, Inc. ("USI"). We understand further that in order to make a determination whether or not to proceed with such a transaction, Grotech desires to undertake a due diligence review of Ground Round pursuant to a confidentiality agreement to be entered into between Grotech and Ground Round and that, in connection therewith, Ground Round may agree to reimburse Grotech under certain circumstances for certain out-of-pocket expenses incurred by Grotech in connection with such due diligence review. In order to further facilitate Grotech's due diligence efforts, please be advised that USI hereby agrees to take the following actions:

    1. USI hereby grants to Grotech an irrevocable option to purchase all, and not less than all, of the USI Shares for a cash purchase price of $1.75 per share (the "Option"). The Option is exercisable at any time during the period commencing on the date of this letter and ending at Noon, Eastern Standard Time, on March 24, 1997 (the "Option Period"). Grotech may exercise the Option by providing USI with written notice of its determination to do so (an "Exercise Notice") at any time during the Option Period. If Grotech exercises the Option, the closing of the purchase and sale of the USI Shares (the "Closing") shall take place on the second business day following the date on which Grotech delivers the Exercise Notice to USI. At the Closing,
(i) USI shall deliver (or cause to be delivered) to Grotech (x) certificates for the USI Shares together with duly executed stock powers, and (y) a representation and warranty solely as to USI's authority to sell the USI Shares and USI's ownership thereof free and clear of all liens and third party claims other than those set forth in the stockholders' agreement between USI and Ground Round, and (ii) Grotech shall deliver (or cause to be delivered) to USI (x) the purchase price for the USI Shares in immediately available funds, and (y) a representation and warranty solely as to Grotech's authority to purchase the USI Shares and Grotech's status as an "accredited investor" purchasing the USI Shares for investment purposes and not with a view to distributing the USI Shares in violation of U.S. securities laws.

                             Page 11 of 13 Pages

    2. In consideration for granting the Options, upon execution of this letter agreement, Grotech shall pay USI the non-refundable sum of $50,000 (the "Option Payment"). In the event Grotech exercises the Option, the Option Payment shall be credited against the purchase price for the USI Shares to be paid by Grotech to USI.

    3. During the Option Period, USI will not sell, transfer, encumber, pledge or otherwise dispose of the USI Shares to any person or entity other than Grotech, or enter into any agreement or understanding to effect the same.

    4. If Grotech purchases the USI Shares, Grotech will agree to be bound by the terms and conditions of the stockholders' agreement between USI and Ground Round, as such agreement may be amended by Grotech and Ground Round.

    5. USI represents and warrants to Grotech that it has the requisite power and authority to execute and deliver this agreement, to comply with its terms and to consummate the transaction herein contemplated, and that this agreement is binding upon and enforceable against USI in accordance with its terms.

    6. This agreement may not be amended or supplemented, except by the written consent of the parties hereto.

    7. This agreement may be executed in counterparts, by facsimile, each of which shall be deemed to be an original but which together shall be deemed to be one and the same instrument.

    8. The parties hereto agree that irreparable damage would occur if any of the provisions of this agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    9. Ground Round filed a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission") on January 23, 1997 relating to the registration of, among other things, the USI Shares. USI agrees that during the Option Period it shall not demand or request that Ground Round rescind or withdraw the Registration Statement.

    10. Except as otherwise provided herein, this agreement shall not confer any rights or remedies upon any person or entity not a party to this agreement.

                            Page 12 of 13 Pages

    11. This agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to conflicts of law principles thereof.

    As discussed, USI will attach this letter as an exhibit to an amendment to the Schedule 13D that USI will promptly file with the Commission.

                                  Very truly yours,

                                  U.S. INDUSTRIES, INC.

                                  By: /s/George MacLean
                                      ----------------------
                                      George MacLean, Vice
                                      President and General Counsel

Accepted and Agreed:

GROTECH CAPITAL GROUP IV, LLC

By: /s/Dennis J. Shaughnessy
    ------------------------
    Dennis J. Shaughnessy,
    Managing Director



                              Page 13 of 13 Pages